UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2023

Commission File Number: 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]        Form 40-F [  ]

Seadrill Limited

Report on Form 6-K for the three months ended March 31, 2023

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the three month period ended March 31, 2023.

INDEX

Cautionary Statement Regarding Forward-Looking Statements	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at March 31, 2023 (Successor) and December 31, 2022 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Equity for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-7
Notes to the Unaudited Consolidated Financial Statements	F-8

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON
FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 15, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.
Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the impact of global economic conditions, including potential trade wars;
•the impact of inflation on our results of operations and financial condition;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•our ability to satisfy the continued listing requirements of the NYSE and the OSE, or other exchange where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, pandemics and epidemics, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•shipyard, construction and other delays;
•the results of meetings of our shareholders;
•risks related to the ongoing geopolitical situation and sanctions imposed relating to the conflict in Ukraine;
•the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to the merger of the Company (the "Merger") with Aquadrill LLC ("Aquadrill");
•our ability to successfully integrate with Aquadrill following the Merger;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•our ability to successfully complete mergers, acquisitions and divestitures;
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and relative currency valuations relating to foreign or U.S. monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues;
•legal and regulatory matters in the jurisdictions in which we operate, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from decarbonization and emissions legislation and regulations, and the impact on our business from climate-change generally;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems; and
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327). We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (SEC File No. 001-39327) (the “2022 20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in context of events prior to, and including, February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously "Seadrill 2021 Limited") after February 22, 2022 (the "Effective Date"). This is also applicable to terms "new successor", "we", "our", "Group" or "Company" in context of events after February 22, 2022.
Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management.
Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
As of March 31, 2023, we owned a total of 14 drilling rigs, of which 12 were operating (inclusive of three leased to the Gulfdrill joint venture and one leased to the Sonadrill joint venture) and two were cold stacked. The 12 operating units include seven floaters (comprising six drillships and one benign environment semi-submersible), two harsh environment units, and three jackups. Following the April 2023 acquisition of Aquadrill, we added Aquadrill's four drillships, one semi-submersible, and three tender-assist units to our fleet. Consequently, as of the date of this report, Seadrill's fleet consists of a total of 22 units, including (i) 12 floaters (comprising seven 7th generation drillships, three 6th generation drillships, and two benign environment semi-submersible units), (ii) three harsh environment rigs, (iii) four benign environment jackups, and (iv) three tender-assisted rigs.
In addition to our owned assets, we manage seven rigs owned by third parties: five rigs owned by SeaMex Holdings Ltd. ("SeaMex") and two rigs owned by Sonangol. Following the disposal of Paratus Energy Services Ltd. (formerly Seadrill New Finance Limited) ("PES") on March 14, 2023, we issued termination notices for (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. We do not anticipate that these terminations will materially impact the financial condition of the Company.
Significant Developments since January 1, 2023
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of the financial year.
i. Disposal of Paratus Energy Services Limited
On September 30, 2022, Seadrill entered into share purchase agreements under which it would sell its entire 35% shareholding in PES and certain other interests. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain has been recognized in the income statement. In connection with the disposal, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
ii. Prepayments under second lien facility
On February 10, 2023, Seadrill made a voluntary prepayment of $118 million under its secured second lien debt facility. The payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest.
On March 15, 2023, Seadrill made a further voluntary prepayment of $44 million under its secured second lien debt facility. The payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. Also on March 15, 2023, Seadrill made a scheduled amortization payment of $3 million, in addition to $1 million in associated accrued interest and exit fee, under the second lien debt facility.
As such, in total, Seadrill made prepayments under its second lien debt facility of $161 million, including $153 million in debt principal.
iii. Aquadrill acquisition
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023 (the “Closing Date”), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares. As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. Management has not yet completed a fair value assessment of the identified assets acquired, and liabilities assumed, of Aquadrill at the Closing Date.
Contract Backlog
Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.
The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	March 31, 2023	December 31, 2022
Drilling contracts	1,804	1,925
Other	366	390
Total contract backlog (1)	2,170	2,315
(1) The total contract backlog as of March 31, 2023, excludes backlog acquired from the Aquadrill acquisition on April 3, 2023. Refer to Note 28 – Subsequent events to the accompanying financial statements for further details.
Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ from the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ from the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.
We project the March 31, 2023 contract backlog to be realized over the following periods:

(In $ millions)		Year ended December 31
Contract backlog	Total	2023 (1)	2024	2025	Thereafter
Drilling contracts	1,804	603	568	395	238
Other	366	177	153	36	—
Total	2,170	780	721	431	238

(1) Remainder of 2023
The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

Market Overview and Trends
The below table shows the average oil price for the three months ended March 31, 2023 and for each year ended December 31 over the three preceding years. The Brent oil price at April 30, 2023 was $81.32.

	Dec-2020	Dec-2021	Dec-2022	Mar-2023
Average Brent oil price ($/bbl)	42	71	101	81
Source: ICE Brent Crude Futures
Driven by production measures introduced by industry participants, as well as successful vaccination campaigns, the industry has continued to recover from the pandemic-related downturn. Measures undertaken have had a positive impact on several industry indicators, including oil demand, contributing to its recovery in 2021 and 2022. Nevertheless, uncertainty still persists in the market, which is primarily driven by concerns over energy security as well as a possible global economic recession due to high global inflation that could negatively impact future demand for offshore drilling services. Consequently, there is uncertainty about the sustainability of the improvement in oil prices, and inflationary pressures may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to reactivate or operate rigs.
The below table shows the global number of rigs on contract and marketed utilization for the three months ended March 31, 2023 and for each of the three preceding years:

	Dec-2020	Dec-2021	Dec-2022	Mar-2023
Contracted rigs
Harsh environment floater	25	25	26	27
Benign environment floater	107	106	111	119
Marketed utilization
Harsh environment floater	77%	77%	82%	92%
Benign environment floater	77%	80%	81%	86%
Source: IHS Rigpoint Petrodata
Global benign-environment floaters
Marketed utilization in the first quarter of 2023 continued to trend upwards driven by improved demand and fixture activity following low levels in 2020 and 2021. The improved utilization levels are mainly driven by improved demand, specifically, in the drillship segment. The utilization level in the drillship segment is trending above 93% with regions like the US Gulf of Mexico and Brazil reaching close to 100% utilization. (Note that the benign-environment floater figures in the table above include both drillship and semi-submersible rigs).
Global harsh environment units
The improvement in marketed utilization in the harsh environment floater segment during the first quarter of 2023 is attributable to units leaving the segment to work in benign environments. The utilization levels are expected to remain consistent through 2023 due to limited incremental demand and available supply.
Results of Operations and application of Fresh Start accounting
Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations ("ASC 852"). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.
The effects of Seadrill's Plan of Reorganization (the "Plan") and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of March 31, 2023. The related adjustments were recorded in the Consolidated Statements of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.
Accordingly, our Consolidated Financial Statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.
Discontinued operations
Disposal of interest in Paratus Energy Services Ltd
Related to the comprehensive restructuring referred to above, Seadrill disposed of 65% of its equity interest in Paratus Energy Services Ltd ("PES") in January 2022. This sale represented a strategic shift in Seadrill's operations, significantly affecting its ongoing operations and financial results. As a result, we reclassified PES as a discontinued operation, and its results were reported separately from Seadrill’s continuing operations in the comparative periods. For additional information on Seadrill's comprehensive restructuring process, including the sale of the 65% interest in PES, please refer to Note 3 – "Chapter 11" in the accompanying consolidated financial statements.
Additionally, on September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. In connection with the sale, on March 14, 2023, we provided PES and SeaMex Holdings with termination notices regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA is set to terminate on July 12, 2023, and the SeaMex MSA will end on September 10, 2023. We do not anticipate that these terminations will materially impact the financial condition of the Company.

Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
During the fourth quarter of 2022, Seadrill received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We reported an accounting gain on sale through discontinued operations of $276 million in the fourth quarter of 2022. The final sale consideration and accounting gain remain subject to further adjustment for certain indemnities and warranties provided to ADES through the sale.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business as a discontinued operation and its results were reported separately from Seadrill’s continuing operations in the comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.
For further details on the Jackup Sale, please see Note 27 – Discontinued operations of the accompanying financial statements.
Results of operations
The tables included below set out financial information for the three months ended March 31, 2023, the periods from January 1, 2022 through February 22, 2022, and from February 23, 2022 through March 31, 2022:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues	266	93	169
Operating expenses	(219)	(93)	(134)
Other operating items	4	—	2
Operating profit	51	—	37
Interest expense	(16)	(10)	(7)
Other income	9	14	3,711
Profit before income taxes	44	4	3,741
Income tax expense	(1)	—	(2)
Loss after tax from discontinued operations	—	—	(33)
Net profit	43	4	3,706
1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Contract revenues (a)	186	66	124
Reimbursable revenues (b)	6	4	4
Management contract revenues (c)	64	21	36
Other revenues (d)	10	2	5
Total operating revenues	266	93	169
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis, and are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract was nine in both the three months ended March 31, 2023 and 2022. The increase from reactivation of the West Jupiter and West Carina in the last quarter of 2022 was offset by the return of leased rigs West Linus and West Hercules to SFL Corporation Ltd ("SFL") in October 2022 and November 2022 respectively. The average number of rigs on contract for the period from January 1, 2022, through February 22, 2022 was ten.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
The average contractual dayrate earned for the three months ended March 31, 2023 was $262 thousand compared to $183 thousand for the three months ended March 31, 2022. The increase primarily resulted from higher contract rates for West Neptune with with LLOG Exploration Offshore L.L.C. ("LLOG") and Sevan Louisiana, which transitioned to a new contract with Talos in August 2022. The rate increase was further supported by the positive mix effect of contract commencements for West Jupiter and West Carina in Brazil. These improvements were partially offset by the redelivery of the leased rig, West Hercules, in 2022.
iii.Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
The economic utilization for the three months ended March 31, 2023 remained the same at 95% compared to utilization for the period ended March 31, 2022. There were no major downtime events during the first quarter of 2023.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.
c) Management contract revenues
Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services and are comprised of revenue from our joint venture, Sonadrill, relating to the Libongos, Quenguela and, since July 1, 2022, the West Gemini, as well as fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico. Refer to Note 24 - Related party transactions for further details on these related parties.
d) Other revenues
Other revenues include the following:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Leasing revenues	7	2	4
Other	3	—	1
Total other revenues	10	2	5
Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 - "Related party transactions" for further details.
Revenues labelled as "other" in the above table relate to the amortization of a fair value liability related to the lease of the West Gemini to the Sonadrill joint venture. On July 1, 2022, Seadrill novated its drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term.

2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, and selling, general and administrative expenses.
We have analyzed operating expenses between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Vessel and rig operating expenses (a)	(115)	(56)	(76)
Reimbursable expenses	(6)	(3)	(4)
Depreciation and amortization (b)	(36)	(13)	(17)
Management contract expenses (c)	(45)	(13)	(31)
Selling, general and administrative expenses (d)	(14)	(8)	(6)
Merger and integration related expenses (e)	(3)	—	—
Total operating expenses	(219)	(93)	(134)
a) Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs. Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator.
The average number of rigs on contract remained consistent for the three months ended March 31, 2023, and 2022, with increases resulting from the reactivation of West Jupiter and West Carina in Brazil during the last quarter of 2022 being offset by the return of leased rigs West Linus and West Hercules to SFL. Harsh environment rigs, such as these, typically incur higher operating expenses, particularly West Hercules, which was mobilizing to Canada during the first quarter of 2022. As these rigs were leased, rig operating expenses also included the charter cost payable to the owner, SFL, in addition to the direct operating expenses.
b) Depreciation and amortization
Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. There were significant reorganization and Fresh Start accounting adjustments recorded against the carrying value of Seadrill's fleet of drilling units on emergence from Chapter 11 proceedings, and therefore depreciation expense is not comparable between the Successor and Predecessor periods. Accordingly, we have only provided comments comparing performance between the two Successor periods.
On a per day basis, depreciation increased in the three months ended March 31, 2023 compared to the period February 23, 2022, through March 31, 2022, primarily due to capital expenditures for rig upgrades and reactivation projects.
Amortization of intangibles
On emergence from Chapter 11 proceedings and application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.
c) Management contract expenses
Management contract expenses include the costs incurred to service our managed rig arrangements. We have analyzed the main components of management contract expenses in the table below:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Managed rig operating expenses	(42)	(9)	(11)
Managed rig reimbursable expenses	(3)	(4)	(21)
Changes in allowances for expected credit losses	—	—	1
Total management contract expenses	(45)	(13)	(31)

Managed rig operating expenses include expenses related to Sonadrill's rigs Quenguela and Libongos, and, since its novation to Sonadrill in July 1, 2022, the Seadrill rig, West Gemini, as well as costs incurred managing SeaMex's five jackup units under contract with Pemex in the Gulf of Mexico.
d) Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.
e) Merger and integration related expenses
Merger and integration related expenses primarily consist of legal and advisory costs incurred to facilitate the closure of the Aquadrill acquisition, as well as expenses associated with integrating Aquadrill into Seadrill's existing operating structure.
3) Other operating items
Other operating items are comprised of gains on disposals. The gain on disposals for the three months ended March 31, 2023 relates to the sale of certain drilling equipment. The gain on disposals for the period January 1, 2022 through February 22, 2022 relates to the disposal of the West Venture.
4) Interest expense
Interest expense is comprised of the following:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash and payment-in-kind interest on debt facilities (a)	(15)	(11)	—
Interest on SFL leases (b)	—	—	(7)
Fees and other	(1)	1	—
Total interest expense	(16)	(10)	(7)
a) Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our new debt facilities after emergence from Chapter 11 proceedings. This is summarized in the table below.

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
First-lien senior secured	(5)	(2)	—
Second lien senior secured	(9)	(9)	—
Unsecured convertible bond	(1)	—	—
Total cash and payments-in-kind interest on debt facilities	(15)	(11)	—
b) Interest on SFL leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules leases were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.

5) Other income and expense
We have analyzed other income and expense into the following components:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Interest income (a)	7	1	—
Share in results from associated companies (net of tax)	3	2	(2)
Reorganization items, net (b)	—	(4)	3,683
Other financial items (c)	(1)	15	30
Total other income and expense	9	14	3,711
a) Interest income
Interest income relates to interest earned on bank deposits.
b) Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations. Please refer to Note 3 – “Chapter 11” and Note 4 – “Fresh Start accounting” of the accompanying financial statements for details of the Company's comprehensive restructuring process and the resulting accounting impacts.
The following table summarizes the reorganization items recognized for periods presented.

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Gain on settlement of liabilities subject to compromise	—	—	3,591
Fresh Start valuation adjustments	—	—	266
Loss on deconsolidation of Paratus Energy Services	—	—	(112)
Advisory and professional fees (i)	—	(4)	(46)
Expense of predecessor Directors & Officers insurance policy	—	—	(17)
Interest income on surplus cash	—	—	1
Total reorganization items	—	(4)	3,683
c) Other financial items
The "Other Financial Items" line item encompasses several categories of expense, including gains and losses on derivative instruments, foreign exchange gains or losses, and other miscellaneous expenses. Gains and losses on derivative instruments are related to an interest rate cap that Seadrill previously purchased from Citigroup for $68 million, of which we have since closed out 92%. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt until June 2023.
Liquidity and Capital Resources
1) Emergence from Chapter 11 Proceedings
Over a year has passed since Seadrill successfully completed its comprehensive restructuring and emerged from Chapter 11 proceedings on February 22, 2022. For further details, please refer to Note 3 - "Chapter 11" of the accompanying financial statements. Since our emergence from Chapter 11, we have maintained access to exit financing and also further deleveraged the company through a series of debt repayments. Our cash on hand, available liquidity under our revolving credit facility, and contract and other revenues are expected to generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months.
Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.

As of March 31, 2023 Seadrill had available liquidity of $616 million, which consisted of cash and cash equivalents, including restricted cash, of $491 million and available borrowings under our revolving credit facility of $125 million. The below table shows cash and restricted cash balances, and total available liquidity, as of each date presented.

(In $ millions)	March 31, 2023	December 31, 2022
Unrestricted cash	376	480
Restricted cash	115	118
Cash and cash equivalents, including restricted cash	491	598
Undrawn revolving credit facility	125	125
Total available liquidity	616	723
We have shown our sources and uses of cash by category of cash flow in the below table:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash flows provided by/(used in) operating activities (a)	15	51	(56)
Cash flows provided by/(used in) investing activities (b)	36	(13)	(130)
Cash flows (used in)/provided by financing activities (c)	(160)	—	85
Effect of exchange rate changes in cash	2	6	6
Change in period	(107)	44	(95)
a) Cash flows provided by/(used in) operating activities
Cash flows from operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
The $15 million cash inflow from operating activities during the three months ended March 31, 2023 was primarily driven by cash flows from operations and the timing of receipts from customers and payments to creditors. This was partially offset by cash outflows related to the settlement of liabilities for previously accrued expenditures, primarily associated with the mobilization of the West Jupiter and West Carina to new contracts in Brazil following the reactivation of those rigs in 2022.
The $51 million cash provided by operating activities in the 2022 Successor period was primarily driven by changes in working capital, primarily trade and related party receivables.
The $56 million cash outflow from operating activities in the 2022 Predecessor period was primarily a result of timing of receipts from customers, payments made under leasing arrangements, and payment of advisor costs on emergence from Chapter 11.
b) Cash flows provided by/(used in) investing activities
The $36 million cash provided by investing activities during the three months ended March 31, 2023 was due to net proceeds of $43 million received on disposal of PES in February 2023, and $4 million from the disposal of equipment offset by $11 million of capital expenditures across the fleet.
The $13 million cash outflow from investing activities during the 2022 Successor period was due to capital expenditures.
The $130 million cash outflow from investing activities during the 2022 Predecessor period comprised capital expenditures and cash that was deconsolidated as a result of the disposal of PES, and funding advanced to the KSA Business within discontinued operations of $20 million.
c) Cash flows (used in)/provided by financing activities
The $160 million cash used in financing activities during the three months ended March 31, 2023 was due to payments of debt principal of $153 million and exit fees of $8 million made in February 2023 and March 2023.
The cash provided by financing activities in the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million convertible bond on emergence from Chapter 11 proceedings, along with a loan advanced from the continuing operations to the discontinued operations of $20 million. These inflows were offset by $160 million of debt repayments.

Borrowing Activities
An overview of our debt as at March 31, 2023, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at March 31, 2023	Exit fee	Carrying value as at March 31, 2023	Maturity date
Secured credit facilities
Term Loan and Revolving Credit Facility (1)	175	9	184	December 2026
Secured Second Lien Facility	118	6	124	June 2027
Total secured credit facilities	293	15	308
Unsecured
$50 million senior convertible bond (2)	50	—	50	August 2028
Total debt	343	15	358
(1) Under the $300 million facility, in addition to the $175 million term loan facility, Seadrill has access to the $125 million revolving credit facility, which was not drawn down at the Effective Date (nor has it been drawn to date).
(2) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.
Secured credit facilities and unsecured convertible bond
$300 Million Term Loan and Revolving Credit Facility
In February 2022, as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility and RCF, if drawn, bear interest at a margin of 7% per annum plus the secured overnight financial rate facility ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first three years. As at March 31, 2023, we have recognized exit fees of $9 million in respect to the facility.
$683 Million Secured Second Lien Facility
In February 2022, as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June 15, 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill is either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. During 2022, $29 million payment-in-kind interest was capitalized. A mandatory payment of debt principal of $192 million and exit fee of $10 million was made against the second lien facility in October 2022. A voluntary prepayment of debt principal of $250 million and exit fee of $13 million was made against the second lien facility in November 2022. A voluntary prepayment of debt principal of $110 million and exit fee of $6 million was made in February 2023 with a further voluntary prepayment of debt principal of $40 million and exit fee of $2 million made in March 2023, alongside a $3 million amortization payment.
$50 Million Senior Convertible Bond
In February 2022, as part of the Reorganization, Seadrill issued a $50 million unsecured senior convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Covenants contained in the Company's debt facilities
Seadrill is subject to certain financial covenants (such as minimum liquidity and leverage ratios) and certain non-financial covenants under our financing agreements. These non-financial covenants include, but are not limited to, liens on all our drilling units (such as insurance obligations and drilling unit valuations), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. Our debt facilities include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – "Current expected credit losses" to the accompanying financial statements.
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, Credit Agricole and BTG Pactual. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information" to the accompanying financial statements. For details on amounts due from affiliated companies, refer to Note 24-"Related party transactions" to the accompanying financial statements.
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage our floating rate debt risk through the use of a derivative agreement. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR and, since then, have closed out 92% of this cap. Following Chapter 11 restructuring and prepayments of our external debt facilities, the notional amount now covered by the cap is $346 million. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.8770% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at March 31, 2023 was 5.19271%.
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Bond is referenced to 3-month US LIBOR and has fallback provisions for reference rate benchmark changes.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our 2022 20-F.
Critical accounting estimates that are significant for the three months ended March 31, 2023 are as follows:
Carrying value of rig assets
Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of Fresh Start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.
Our estimates, assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At March 31, 2023, the carrying amount of our drilling units was $1.7 billion, representing 88% of our non-current assets.
Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.
The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, changes in laws or regulations affecting the drilling industry and possible climate change impacts. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.
Impairment considerations (Drilling Units)
The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.
For the three months ended March 31, 2023, no indicators of impairment were identified against our drilling units. With the sale of the KSA Business, there was an indicator of impairment for jackup-related capital spares. However the fair value was estimated to be higher than the net book value and no impairment was recorded. Refer to Note 4 - "Fresh Start accounting" for details on fair value adjustments made to our drilling units as of the Effective Date.
Fresh start accounting
As set forth in the Disclosure Statement approved by the Bankruptcy Court, the Company was approved to have an enterprise valuation of between $1,795 million and $2,396 million. Using valuation models, we valued the Successor’s enterprise value to be $2.1 billion as of the Effective Date, which is equal to the mid-point of the court approved valuation range. Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents.
The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.
Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments included: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital ("WACC") rate used to discount free cash flow projections and drilling unit market valuations.
Current expected credit losses
We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances. We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.
To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.
Uncertain tax positions
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.
The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.
While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 11 – "Taxation" to our Consolidated Financial Statements included herein for further information.
Equity Method Investments
Seadrill was required to include the estimated value of its commitment to lease the West Gemini to the Sonadrill joint venture partnership at below market price as part of Seadrill's investment in the joint venture. This estimate was based on a blended arms-length charter rate, a firm lease term from July 2022 to August 2024 and a discount rate based on Seadrill's first lien debt plus Sonadrill specific risk factors. Management determined the arms-length charter rate used to measure the fair value of the below-market lease by applying Seadrill’s transfer pricing methodology to the West Gemini arrangement. Refer to Note 15 - "Investment in associated companies" to our Consolidated Financial Statements included herein for further information.
Risk Factors
Please see “Item 3D - Risk Factors” in our 2022 20-F for a discussion of the risks that are material to our business.

Seadrill Limited
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-2
Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-3
Unaudited Consolidated Balance Sheets as at March 31, 2023 (Successor) and December 31, 2022 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-5
Unaudited Consolidated Statements of Changes in Equity for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-7
Notes to the Unaudited Consolidated Financial Statements	F-8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions, except per share data)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	186	66	124
Reimbursable revenues	6	4	4
Management contract revenues (1)	64	21	36
Other revenues (1)	10	2	5
Total operating revenues	266	93	169
Operating expenses
Vessel and rig operating expenses (1)	(115)	(56)	(76)
Reimbursable expenses	(6)	(3)	(4)
Depreciation and amortization	(36)	(13)	(17)
Management contract expense (1)	(45)	(13)	(31)
Merger and integration related expenses	(3)	—	—
Selling, general and administrative expenses	(14)	(8)	(6)
Total operating expenses	(219)	(93)	(134)
Other operating items
Gain on disposals	4	—	2
Total other operating items	4	—	2
Operating profit	51	—	37
Financial and other non-operating items
Interest income	7	1	—
Interest expense	(16)	(10)	(7)
Share in results from associated companies (net of tax)	3	2	(2)
Reorganization items, net	—	(4)	3,683
Other financial items	(1)	15	30
Total financial and other non-operating items, net	(7)	4	3,704
Profit before income taxes	44	4	3,741
Income tax expense	(1)	—	(2)
Profit from continuing operations	43	4	3,739
Loss after tax from discontinued operations	—	—	(33)
Net profit	43	4	3,706
Basic EPS: continuing operations ($)	0.86	0.08	37.25
Diluted EPS: continuing operations ($)	0.83	0.08	37.25
Basic EPS ($)	0.86	0.08	36.92
Diluted EPS ($)	0.83	0.08	36.92
(1) Includes revenue received from related parties of $74 million, $18 million and $19 million for the three months ended March 31, 2023, for the periods February 23, 2022, through March 31, 2022, and January 1, 2022 through February 22, 2022 respectively, and costs paid to related parties of $3 million, for the period January 1, 2022 through February 22, 2022. Refer to Note 24 - Related party transactions for further details.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Net profit	43	4	3,706
Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	1
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	16
Change in fair value of debt component of Archer convertible bond	—	—	(1)
Share in results from associated companies	—	—	(2)
Other comprehensive income	—	—	14
Total comprehensive income for the period	43	4	3,720

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at March 31, 2023 (Successor) and December 31, 2022 (Successor)

(In $ millions, except per share data)	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	376	480
Restricted cash	39	44
Accounts receivable, net	119	137
Amounts due from related parties, net	19	27
Other current assets	166	169
Total current assets	719	857
Non-current assets
Investments in associated companies	56	84
Drilling units	1,658	1,668
Restricted cash	76	74
Deferred tax assets	16	15
Equipment	9	10
Other non-current assets	77	93
Total non-current assets	1,892	1,944
Total assets	2,611	2,801
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	22
Trade accounts payable	66	76
Other current liabilities	252	306
Total current liabilities	328	404
Non-current liabilities
Long-term debt	348	496
Deferred tax liabilities	8	9
Other non-current liabilities	182	190
Total non-current liabilities	538	695
Commitments and contingencies (see Note 25)
Equity
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at March 31, 2023 and December 31, 2022	—	—
Additional paid-in capital	1,499	1,499
Accumulated other comprehensive income	2	2
Retained earnings	244	201
Total equity	1,745	1,702
Total liabilities and equity	2,611	2,801
* Other current and non-current liabilities include $14 million fair value adjustment of West Gemini off-market lease obligation.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net profit	43	4	3,706
Net profit from continuing operations	43	4	3,739
Loss from discontinued operations	—	—	(33)
Net operating net profit adjustments related to discontinued operations (1)	—	3	38
Adjustments to reconcile net profit to net cash provided by/(used in) operating activities:
Depreciation and amortization	36	13	17
Gain on disposals	(4)	—	(2)
Share in results from associated companies (net of tax)	(3)	(2)	2
Deferred tax benefit	(2)	—	(4)
Unrealized gain/(loss) on derivative and foreign exchange	—	(11)	(7)
Payment in kind interest	—	2	—
Amortization of discount on debt	—	—	7
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Change in allowance for credit losses	—	—	(1)
Other cash movements in operating activities
Payments for long-term maintenance	(10)	(3)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	18	38	(11)
Trade accounts payable	(10)	6	—
Prepaid expenses/accrued revenue	(5)	4	—
Deferred revenue	12	5	(18)
Deferred mobilization costs	—	(13)	(4)
Related party receivables	8	10	(13)
Other assets	(3)	15	(4)
Other liabilities	(65)	(20)	4
Net cash flows provided by/(used in) operating activities	15	51	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(11)	(13)	(18)
Proceeds from disposal of assets	4	—	2
Funds advanced to discontinued operations	—	—	(20)
Impact on cash from deconsolidation of discontinued operation	—	—	(94)
Proceeds from disposal of investment in associates	43	—	—
Net cash flows provided by/(used in) investing activities	36	(13)	(130)

(1) Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the three months ended March 31, 2023, was nil (period from February 23, 2022 through March 31, 2022 (Successor) was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by).

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from debt	—	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(160)	—	(160)
Cash flows from financing activities (discontinued operations)	—	—	20
Net cash (used in)/ provided by financing activities	(160)	—	85

Effect of exchange rate changes on cash	2	6	6
Net (decrease)/increase in cash and cash equivalents, including restricted cash	(107)	44	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	491	553	509
Included in cash and cash equivalents and restricted cash per the balance sheet	491	549	490
Included in assets of discontinued operations	—	4	19

Supplementary disclosure of cash flow information
Interest paid	(16)	(3)	—
Taxes paid	(2)	(1)	(1)
Reorganization items, net paid	—	(4)	(56)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained profit	Total equity
Balance as at January 1, 2023 (Successor)	—	1,499	2	201	1,702
Net profit	—	—	—	43	43
Balance as at March 31, 2023 (Successor)	—	1,499	2	244	1,745

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income from continuing operations	—	—	—	—	—	4	4
Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
As of March 31, 2023, we owned a total of 14 drilling rigs, of which 12 were operating (inclusive of three leased to the Gulfdrill joint venture and one leased to the Sonadrill joint venture) and two were cold stacked. The 12 operating units include seven floaters (comprising six drillships and one benign environment semi-submersible), two harsh environment units, and three jackups. Following the April 2023 acquisition of Aquadrill LLC ("Aquadrill"), we added Aquadrill's four drillships, one semi-submersible, and three tender-assist units to our fleet. Consequently, as of the date of this report, Seadrill's fleet consists of a total of 22 units, including (i) 12 floaters (comprising seven 7th generation drillships, three 6th generation drillships, and two benign environment semi-submersible units), (ii) three harsh environment rigs, (iii) four benign environment jackups, and (iv) three tender-assisted rigs.
In addition to our owned assets, we manage seven rigs owned by third parties: five rigs owned by SeaMex Holdings Ltd. ("SeaMex") and two rigs owned by Sonangol. Following the disposal of Paratus Energy Services Ltd. (formerly Seadrill New Finance Limited) ("PES") on March 14, 2023, we issued termination notices for (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA is set to terminate on July 12, 2023, while the SeaMex MSA will end on September 10, 2023. We do not anticipate that these terminations will materially impact the financial condition of the Company.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events on and prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new Successor", "we", "our", "Group" or "Company" in the context of events after February 22, 2022 (Successor).
The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The amounts are presented in United States dollar ("US dollar", "$" or "US$") rounded to the nearest million, unless otherwise stated. They include the financial statements of Seadrill Limited, its consolidated subsidiaries, and any variable interest entity in which we are the primary beneficiary.
In January 2022, we disposed of 65% of our equity interest in PES and in October 2022, we disposed of seven jackup units with contract in the Kingdom of Saudi Arabia (the "KSA Business"). Both transactions represented strategic shifts in Seadrill's operations which will have a major effect on its operations and financial results of the current year and going forward and therefore both were reclassified as discontinued operations. As such their results have been reported separately for current and comparative periods and their assets and liabilities were reclassified as held for sale.
Following the sale of the KSA Business, our organizational structure has been simplified, consolidating our operations into a single organization. In light of these changes, the information provided to the Chief Operating Decision Maker ("CODM") has been adapted to reflect the updated operational structure during the first quarter of 2023. As a result, we have updated the reportable segments disclosed externally. This has been implemented for all periods covered by the report. Please refer to note 6 - Segment Information.
The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2022 (SEC File No. 001-39327).
The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.
Basis of consolidation
We consolidate companies where we control over 50% of voting rights, and entities where we hold a variable interest and are the primary beneficiary. A VIE is a legal entity where equity at risk is not enough to finance its activities, or equity interest holders lack power to direct activities or receive expected returns. We are the primary beneficiary of a VIE when we have the power to direct activities that impact economic performance and the right to receive benefits or absorb losses. We exclude subsidiaries, even if fully owned, if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Emergence from Chapter 11 proceedings
On February 22, 2022 (Predecessor), Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 - "Chapter 11" for further details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Fresh Start accounting
Seadrill qualified for fresh start accounting following its emergence from bankruptcy on the Effective Date, in accordance with the provisions set forth in ASC 852. This resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.
Under fresh start accounting, Seadrill allocated the court approved reorganization value to its individual assets based on their estimated fair values on the Effective Date. Reorganization value represents the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Seadrill will continue to present financial information for any periods before the adoption of fresh start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as required by ASC Topic 205, Presentation of Financial Statements. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.
Refer to Note 4 - "Fresh Start Accounting" for further details
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2022.
Note 2 – Recent accounting pronouncements
Recently issued accounting standards
There are currently no accounting standard updates ("ASUs") issued since the reporting date of our Form 20-F report, for the year ended December 31, 2022, that are expected to materially affect our Consolidated Financial Statements and related disclosures in future periods.
Note 3 - Chapter 11
Seadrill Chapter 11 Process
i. Chapter 11 filing
The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the “Petition Date”). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the Seadrill New Finance Limited group ("NSNCo"), as Seadrill and the NSNCo noteholders negotiated a refinancing outside of this bankruptcy.
ii. Plan of Reorganization
On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with certain holders of claims under the Company’s 12 prepetition credit facilities (the “Prepetition Credit Agreements”), and Hemen Holdings Ltd (“Hemen”). On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
iii. Amendment to terms of existing facilities
The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received $683 million (adjusted for the Asia Offshore Drilling Limited ("AOD") cash out option) of take-back debt (the “New Second Lien Facility”) and (b) were entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the “Rights Offering”).
iv. Rights Offering and backstop of new $300 million facility
Holders of the subscription rights, which included the backstop parties (the “Backstop Parties” and together, the “Rights Offering Participants”), received the right to lend up to $300 million under the New First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date. The New First Lien Facility was structured as (i) a $175 million term loan (the “Term Loan Facility”) and (ii) a $125 million revolving credit facility.
As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date (the “Equity Commitment Premium”); and (b) paid in cash a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.
v. Hemen $50 million convertible bond
$50 million aggregate principal amount of convertible bond (the “Convertible Bond”) was issued to Hemen at par upon emergence. The Convertible Bond is convertible into Shares (the “Conversion Shares”) at an initial conversion rate of 52.6316 Shares per $1,000

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
principal amount of the Convertible Bond, subject to certain adjustments. The Convertible Bond is convertible (in full and not in part) into the Conversion Shares at the option of the lender on any business day that is ten business days prior to the maturity of the Convertible Bond.
Management considered the accounting treatment for the Conversion using the embedded derivative model, substantial premium model, and the no proceeds allocated model. The Company determined that on the Effective Date that the substantial premium model was applicable, and the recognition of the Convertible Bond should follow the treatment prescribed under this model. Pursuant to the substantial premium model, the principal was recorded as a liability at par and the excess premium was recorded to additional paid-in-capital. Upon conversion, the Company reclassified the liability component to equity with no gain or loss recognized.
vi. Emergence and New Seadrill equity allocation table
Seadrill met the requirements of the Plan and emerged from Chapter 11 proceedings on the Effective Date.
Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Credit Agreement claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 Predecessor shareholders. The breakout shown below shows the equity allocation before and after the conversion of the Convertible Bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders - holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders - backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%
Total shares issued on emergence	49,999,998	100.00%	100.00%
NSNCo Restructuring
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.     Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.     Seadrill sold 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill's equity interest thereby decreased to 35% which was recognized as an equity method investment; and
3.     Reinstatement of the notes in full on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
Upon effectiveness of NSNCo's bankruptcy on January 20, 2022, Seadrill sold 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year end and described in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd ("Paratus" or "PES").
Renegotiation of leases with SFL
Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd (“SFL”), the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements. The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.
On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL on May 6, 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to the claim value which was settled at emergence.
On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules charter. The amended charter was accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded.
In February 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL provides that Seadrill will continue to operate the West Linus until the rig is delivered back to SFL for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amended charter no longer contains a purchase obligation and resulted in the derecognition of the rig asset of $175 million and a liability of $161 million at emergence from Chapter 11 proceedings on February 22, 2022. Additionally,

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
$7 million of cash held as collateral was returned to SFL. The interim transition bareboat agreement was accounted for as a short-term operating lease.
Other matters
i. Liabilities subject to compromise
Liabilities subject to compromise distinguish prepetition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise prior to the Company's emergence from Chapter 11 proceedings are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise prior to emergence from Chapter 11 proceedings, as presented on the consolidated balance sheet at February 22, 2022 immediately prior to emergence, included the following:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118
ii. Interest expense
The Debtors discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statements of Operations was $48 million for the period from January 1, 2022 through February 22, 2022 (Predecessor) and $298 million for the period from February 10, 2021 to December 31, 2021 (Predecessor).
iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations. The following table summarizes the reorganization items recognized in the three months ended March 31, 2023 (Successor), the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor).

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Gain on settlement of liabilities subject to compromise (a)	—	—	3,581
Fresh Start valuation adjustments (b)	—	—	242
Loss on deconsolidation of Paratus Energy Services (c)	—	—	(112)
Advisory and professional fees (d)	—	(4)	(44)
Gain on write-off of related party payables	—	—	—
Expense of predecessor Directors & Officers insurance policy	—	—	(17)
Remeasurement of terminated lease to allowed claim	—	—	—
Interest income on surplus cash	—	—	1
Total reorganization items, net	—	(4)	3,651
Attributable to:
Continuing operations	—	(4)	3,683
Discontinued operations	—	—	(32)
a.Gain on liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 4 - "Fresh Start accounting" for further information.
b.     Fresh Start valuation adjustments
On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at March 31, 2023 (Successor) and December 31, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 4 - "Fresh Start accounting" for further information.
c.     Loss on deconsolidation of Paratus Energy Services Ltd
The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services Ltd (formerly NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	January 20, 2022
Carrying value of Paratus Energy Services Ltd equity at January 20, 2022	(152)
Fair value of retained 35% interest in Paratus Energy Services Ltd	56
Reclassification of NSNCo accumulated other comprehensive losses to income on disposal	(16)
Loss on deconsolidation of Paratus Energy Services Ltd	(112)
d.     Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.
Note 4 - Fresh Start accounting
Fresh Start accounting
Upon emergence from bankruptcy, Seadrill qualified for and adopted Fresh Start accounting in accordance with the provisions set forth in ASC 852, which resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.
The criteria requiring Fresh Start accounting are: (i) the reorganization value of the Seadrill’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the then-existing voting shares of the Predecessor (or legacy entity prior to the Effective Date) received less than 50% of the voting shares of the Successor outstanding upon emergence from bankruptcy.
Fresh Start accounting requires a reporting entity to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.
Reorganization Value
Under Fresh Start accounting, we allocated the reorganization value to Seadrill's individual assets based on their estimated fair values in conformity with ASC Topic 805, Business Combinations (''ASC 805''), and ASC Topic 820, Fair Value Measurement. Deferred income taxes were calculated in conformity with ASC Topic 740, Income Taxes (''ASC 740''). Reorganization value is viewed as the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For U.S. GAAP purposes, we valued our individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.
The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

(In $ millions, except per share amount)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Less: Fair value of long-term debt	(951)
Implied value of Successor equity	1,499
Shares issued upon emergence	49,999,998
Per share value (US$)	29.98

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table reconciles enterprise value to the reorganization value of the Successor (i.e., value of the total assets of the Successor) as of the Effective Date:

(In $ millions)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Plus: Non-interest-bearing current liabilities	350
Plus: Non-interest-bearing non-current liabilities	179
Total value of Successor Entity's assets on Emergence	2,979
The enterprise value and corresponding equity value are derived from expected future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.
Valuation Process
To apply Fresh Start accounting, we conducted an analysis of the Consolidated Balance Sheet to determine if any of our net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our drilling units, equipment, drilling and management services contracts, leases, investments in associated companies, certain working capital balances and long-term debt would require a fair value adjustment on the Effective Date. Any deferred tax on the fair value adjustments have been made in accordance with ASC 740. The rest of our net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process are described below.
i. Drilling units
Seadrill's principal assets comprise its fleet of drilling units. For the working fleet, we determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. For long-term cold stacked units, we have applied a market approach methodology. Assumptions used in our assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives.
The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.
ii. Capital Spares and Equipment
The valuation of our capital spares and equipment, including spare parts and capitalized IT software, was determined utilizing the cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and economic obsolescence.
iii. Drilling and management services contracts
We recognized both favorable and unfavorable contracts based on the income approach utilizing a discounted cash flow analysis, comparing the signed contractual dayrate against the global contract assumptions applied in our drilling unit fair value assessment. The cash flows were discounted at an adjusted market participant WACC.
The management services contracts were fair valued based on an excess earnings methodology, adjusted for the incremental cost of services, working capital, tax, and contributory asset charges, with future cash flows discounted at an adjusted market participant WACC.
For the management incentive fee payable to Seadrill as part of the management service agreement with Paratus, an option pricing model was used to estimate the fair value of the fee.
iv. Leases
The fair value of the West Linus and West Hercules leases were estimated by comparing against assumed global market contract assumptions over the same time period.
v. Investments in associated companies
The fair value of the equity investments in associated companies was based primarily on the income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate, and an estimated tax rate.
vi. Long-term debt
The fair values of the New Term Loan Facility and New Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the Convertible Bonds was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.
Consolidated Balance Sheet
The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of Fresh Start accounting (“Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

	February 22, 2022					February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	262	74	(a)	−		336
Restricted cash	135	(50)	(b)	−		85
Accounts receivable, net	169	−		−		169
Amount due from related parties, net	42	−		−		42
Asset held for sale - current	63	−		11	(k)	74
Other current assets (u)	194	(17)	(c)	20	(k)	197
Total current assets	865	7		31		903
Non-current assets
Investment in associated companies	81	−		(17)	(l)	64
Drilling units (u)	1,434	(175)	(d)	316	(m)	1,575
Restricted cash	69	−		−		69
Deferred tax assets	8	−		1	(n)	9
Equipment	11	−		(2)	(o)	9
Asset held for sale - non-current	345	−		(34)	(m,p)	311
Other non-current assets (u)	13	−		26	(p)	39
Total non-current assets	1,961	(175)		290		2,076
Total assets	2,826	(168)		321		2,979
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	53	−		−		53
Liabilities associated with asset held for sale - current	64	−		−		64
Other current liabilities	164	52	(e)	17	(q)	233
Total current liabilities	281	52		17		350
Liabilities subject to compromise	6,119	(6,119)	(f)	−		−
Liabilities subject to compromise associated with asset held for sale	118	(118)	(f)	−		−
Non-current liabilities
Long-term debt	−	951	(g)	−		951
Deferred tax liabilities	7	−		(1)	(r)	6
Liabilities associated with asset held for sale - non-current	2	−		−		2
Other non-current liabilities	108	−		63	(s)	171
Total non-current liabilities	117	951		62		1,130
EQUITY
Predecessor common shares of par value	10	(10)	(h)	−		−
Predecessor additional paid-in capital	3,504	(3,504)	(h)	−		−
Accumulated other comprehensive loss	(1)	1	(h)	−		−
Retained (deficit)/earnings	(7,322)	7,080	(i)	242	(t)	−
Successor common shares of par value	−	−		−		−
Successor additional paid-in capital	−	1,499	(j)	−		1,499
Total shareholders’ (deficit)/equity	(3,809)	5,066		242		1,499
Total liabilities and equity	2,826	(168)		321		2,979
* The total valuation of drilling units amounts to $1,882 million, of which $1,575 million relates to continuing operations and $307 million relates to discontinued operations.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Reorganization Adjustments
(a)Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bonds	50
Proceeds from the issuance of the New Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)
Change in cash and cash equivalents	74
(b)Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2
Change in restricted cash	(50)
(c)Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24
Change in other current assets	(17)
(d)Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.
(e)Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25
Change in other current liabilities	52

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(f)Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Total liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118

Payment of the AOD cash out option	(116)
Issuance of the New Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of New Seadrill Common Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of New Seadrill Common Shares to the Rights Offering Participants	(187)
Issuance of New Seadrill Common Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
(g)Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the New Second Lien Facility	683
Issuance of the Convertible Bonds	50
Record the premium on the Term Loan Facility and New Second Lien Facility	43
Change in long-term debt	951
(h)Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.
(i)Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)
Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of New Seadrill Common Shares to Predecessor equity holders	(4)
Net impact to retained loss	7,080

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(j)Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of New Seadrill Common Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of New Seadrill Common Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39
Successor additional paid-in capital	1,499
Fresh Start Adjustments
(k)Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)
Change in other current assets	31
Attributable to:
Continuing operations	20
Discontinued operations	11
(l)Reflects the fair value adjustment to the investments in Paratus of $14 million and in Sonadrill of $3 million.
(m)Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	279
Attributable to:
Continuing operations	316
Discontinued operations	(37)
(n)Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.
(o)Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.
(p)Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)
Change in other non-current assets	29
Attributable to:
Continuing operations	26
Discontinued operations	3
(q)Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)
Change in other current liabilities	17

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(r)Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.
(s)Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)
Change in other non-current liabilities	63
(t)Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	242
Attributable to:
Continuing operations	266
Discontinued operations	(24)
Note 5 – Current expected credit losses
The current expected credit loss model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies, and large independent oil companies. There has been no change in the allowance for external or related party trade receivables this quarter. The expected credit loss allowance on related party balances as at March 31, 2023 was $1 million (December 31, 2022: $1 million).
Note 6 – Segment information
Operating segments
Following the sale of the KSA Business in October 2022, our organizational structure has been simplified, consolidating our operations into a single organization. In light of these changes, the information provided to our chief operating decision maker has been adapted to reflect the updated operational structure during the first quarter of 2023. As a result, we have updated the reportable segments disclosed externally from Harsh Environment, Floaters, and Jackups to a single operating segment. This has been implemented for all periods covered by the report.
Geographic segment data
Revenues
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Brazil	82	16	19
Angola	63	25	43
United States	57	13	20
Norway	52	34	78
Other (1)	12	5	9
Total	266	93	169
(1) Other represents countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Fixed assets – drilling units (1)
Drilling unit fixed assets by geographic area based on location as at end of the period are as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Brazil	719	714
Norway	308	312
United States	275	275
Qatar	139	144
Other	217	223
Drilling units	1,658	1,668
(1)     Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)     Other represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.
Major Customers
We had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Sonadrill	24%	15%	9%
Petrobras	22%	—%	—%
Vår Energi	12%	15%	11%
LLOG	12%	9%	7%
Talos	10%	—%	—%
Equinor	9%	—%	10%
ConocoPhillips	8%	17%	13%
Sonangol	—%	3%	11%
Lundin	—%	3%	12%
Other	3%	38%	27%
Note 7 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Accounts receivable, net	119	137
Current contract liabilities (classified within other current liabilities)	(29)	(19)
Non-current contract liabilities (classified within other non-current liabilities)	(44)	(42)
Significant changes in the contract liabilities balances during the three months ended March 31, 2023 (Successor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2023 (Successor)	(61)
Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(17)
Net contract liability at March 31, 2023 (Successor)	(73)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Significant changes in the contract liabilities balances during the period, from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2022 (Predecessor)	(35)
Amortization of revenue that was included in the beginning contract liability balance	16
Net contract liability at February 22, 2022 (Predecessor)	(19)
Net contract liability at February 23, 2022 (Successor)	(19)
Cash received, excluding amounts recognized as revenue	(3)
Net contract liability at March 31, 2022 (Successor)	(22)
The Company does not have any material contract assets.
Note 8 – Other revenue
Other revenues consist of the following:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Leasing revenues (a)	7	2	4
Other (b)	3	—	1
Total other revenues	10	2	5
(a) Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 - "Related party transactions".
(b) On July 1, 2022, Seadrill novated its drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term. This lease is considered to form part of Seadrill’s investment in the joint venture, Sonadrill. Accordingly, we recorded a $21 million increase to our investment in Sonadrill at the commencement of the West Gemini lease to Sonadrill on July 1, 2022.
Note 9 – Other operating items
Other operating items consist of the following:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Gain on disposals	4	—	2
Total other operating items	4	—	2

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 10 – Interest expenses
Interest expense consists of the following:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash interest on debt facilities	(15)	(11)	—
Interest on SFL leases	—	—	(7)
Fees and other	(1)	1	—
Interest expense	(16)	(10)	(7)
Cash interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
First-lien senior secured	(5)	(2)	—
Second lien senior secured	(9)	(9)	—
Unsecured convertible bond	(1)	—	—
Cash interest on debt facilities	(15)	(11)	—
Interest on SFL Leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.
Note 11 – Taxation
Income tax expense for the three months ended March 31, 2023 was $1 million (for the period from January 1, 2022 through February 22, 2022 (Predecessor): $2 million and for the period from February 23, 2022 through March 31, 2022 (Successor) was nil).
The income tax expense for the three months ended March 31, 2023 was primarily due to $1m increase in ordinary tax charges in the UK, Singapore and Angola and increase in our Uncertain Tax Positions by $1m, as partially offset by a deferred tax credit of $1m primarily linked to additional deferred tax assets recognized in Switzerland. The effective tax rate has moved from 0% for the period from February 23, 2022 through March 31, 2022 (Successor) to 3% for the three months ended March 31, 2023 mainly due to the Group's improved profitability.
Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.
Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As part of the appeal process, the first-tier judicial court has ruled in favor of Seadrill during the year of 2021. However, the tax authorities have since filed a counter-appeal to the second tier judicial court during the year of 2022. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.
The Norwegian tax authorities have issued assessments for certain years up to 2018 for an aggregate amount equivalent to $20 million including interest and penalties. The relevant group company is robustly contesting the assessment including filing relevant appeal.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the previous Chapter 11 proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
filing relevant appeals. Although the relevant company has been sold as part of the Jackup Sale, Seadrill has indemnified ADES for this exposure.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $82 million, including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments, although considered unlikely, could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
Note 12 – Earnings per share
The computation of basic earnings/(loss) per share (“EPS/LPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the effect of the convertible note in the Successor period is dilutive as the Company was in a profit-making position. Refer to Note 18 – ''Debt" for further details' on the instrument.
The components of the numerator for the calculation of basic and diluted EPS were as follows:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Profit from continuing operations	43	4	3,739
Loss from discontinued operations	—	—	(33)
Profit available to stockholders	43	4	3,706
Effect of dilution- interest on convertible bond	1	—	—
Diluted profit available to stockholders	44	4	3,706
The components of the denominator for the calculation of basic and diluted EPS were as follows:

	Successor		Predecessor
(In millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Basic earnings per share:
Weighted average number of common shares outstanding	50	50	100
Diluted earnings per share:
Effect of dilution	3	3	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	53	53	100

The basic and diluted earnings per share were as follows:

	Successor		Predecessor
(In $)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Basic earnings per share from continuing operations	0.86	0.08	37.25
Diluted earnings per share from continuing operations	0.83	0.08	37.25

Basic earnings per share	0.86	0.08	36.92
Diluted earnings per share	0.83	0.08	36.92

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Restricted cash
Restricted cash as at March 31, 2023 and December 31, 2022 was as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Demand deposit pledged as collateral for tax related guarantee	76	74
Cash held in escrow	23	23
Accounts pledged as collateral for performance bonds and similar guarantees	7	10
Other	9	11
Total restricted cash	115	118
Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Current restricted cash	39	44
Non-current restricted cash	76	74
Total restricted cash	115	118

Note 14 - Other assets
As at March 31, 2023 and December 31, 2022, other assets included the following:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Deferred contract costs	110	111
Taxes receivable	42	42
Prepaid expenses	40	37
Favorable drilling and management services contracts	20	42
Reimbursable amounts due from customers	9	8
Right of use asset	8	9
Derivative asset - interest rate cap	2	5
Other	12	8
Total other assets	243	262
Other assets were presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Other current assets	166	169
Other non-current assets	77	93
Total other assets	243	262

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Favorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:
The following table summarizes the movement for the three months ended March 31, 2023 (Successor):

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	96	(54)	42
PES Disposal	(13)	—	(13)
Amortization	—	(9)	(9)
As at March 31, 2023	83	(63)	20
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	266	(257)	9

Balance before reorganization and fresh start adjustments	266	(257)	9
Fresh Start accounting	(170)	257	87
As at February 22, 2022 (Predecessor)	96	—	96
As at February 23, 2022 (Successor)	96	—	96
Amortization	—	(5)	(5)
As at March 31, 2022 (Successor)	96	(5)	91
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to Note 4 - "Fresh Start accounting". The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". The weighted average remaining amortization period for the favorable contracts is 8 months and will be fully amortized in 2023.
Note 15 – Investment in associated companies
As at March 31, 2023 and December 31, 2022, the carrying values of our investments in associated companies were as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Paratus Energy Services	—	31
Sonadrill	50	49
Gulfdrill	6	4
Total investment in associated companies	56	84
Paratus Energy Services Ltd
Paratus Energy Services Ltd ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain has been recognized in the income statement. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
Sonadrill
Sonadrill is a joint venture that presently operates three drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of March 31, 2023, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
The Libongos has been operating within the joint venture since 2019, and the Quenguela commenced operations on its maiden contract in March 2022. On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract. The West Gemini is leased to Sonadrill at a nominal charter rate based on a commitment made under the terms of the joint venture agreement.
Seadrill's investment in the Sonadrill joint venture includes initial equity capital and certain other contingent commitments, including the commitment to charter up to two drillships to the joint venture at a nominal charter rate, contingent on Sonadrill obtaining drilling contracts for the units. The lease of the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate is considered part of Seadrill’s investment in the joint venture. As such, the company recorded a liability equal to the fair value of the lease at the commencement of the West Gemini lease to Sonadrill, with the offsetting entry being a basis difference against the investment in Sonadrill.
The remaining committed Seadrill rig will be leased to the joint venture once Sonadrill secures a drilling contract.
Note 16 – Drilling units
The following table summarizes the movement for the three months ended March 31, 2023 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2023	1,761	(93)	1,668
Additions	21	—	21
Disposals	(1)	1	—
Depreciation	—	(31)	(31)
As at March 31, 2023	1,781	(123)	1,658
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	2,241	(810)	1,431
Additions	20	—	20
Depreciation	—	(17)	(17)
Disposal of West Venture	(23)	23	—
Balance before reorganization and fresh start adjustments	2,238	(804)	1,434
Derecognition of West Linus (1)	(211)	36	(175)
Fresh Start accounting (2)	(452)	768	316
As at February 22, 2022 (Predecessor)	1,575	—	1,575
As at February 23, 2022 (Successor)	1,575	—	1,575
Additions	16	—	16
Depreciation	—	(12)	(12)
As at March 31, 2022 (Successor)	1,591	(12)	1,579
(1) The lease agreements with SFL for the West Hercules and West Linus were amended such that the rigs were derecognized from drilling units in August 2021 and February 2022 respectively and replaced with right of use assets within other assets. The West Linus and West Hercules were returned to SFL in September 2022 and December 2022 respectively.
(2) On emergence from Chapter 11 proceedings, the carrying values of our drilling units were adjusted to fair value as a result of the implementation of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. Refer to Note 4 - "Fresh Start Accounting" for further information.
Note 17 – Equipment
Equipment consists of office equipment, software, furniture and fittings. The following table summarizes the movement for the three months ended March 31, 2023:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2023	13	(3)	10
Depreciation	—	(1)	(1)
As at March 31, 2023	13	(4)	9

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and the period from February 23, 2022 through March 31, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	39	(28)	11
Balance before reorganization and fresh start adjustments	39	(28)	11
Fresh Start adjustments	(30)	28	(2)
As at February 22, 2022 (Predecessor)	9	—	9
As at February 23, 2022 (Successor)	9	—	9
As at March 31, 2022 (Successor)	9	—	9
On emergence from Chapter 11 proceedings, the carrying value of our equipment was adjusted to fair value as a result of the application of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. The total net fair value adjustment to our equipment was $2 million, resulting in a loss recognized in “Reorganization items, net” in the Consolidated Statements of Operations.
Note 18 – Debt
The table below sets our external debt agreements as at March 31, 2023 and December 31, 2022:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Secured debt:
Term loan facility	175	175
Second lien facility	118	271
Total secured debt	293	446
Unsecured bond:
Unsecured senior convertible bond	50	50
Total unsecured bond	50	50
Total principal debt	343	496
Exit fee
Term loan facility	9	9
Second lien facility	6	13
Total debt	358	518
Debt was presented in our Consolidated Balance Sheets as:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Debt due within one year	10	22
Long-term debt	348	496
Total debt	358	518
Key changes to borrowing facilities
Term Loan and Revolving Credit Facility
On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"), which was not drawn down as at March 31, 2023 (nor has it been drawn to date). The term loan facility and RCF, if drawn, bear interest at a margin of 7% per annum plus the secured overnight financial rate facility ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first three years. We have recognized exit fees of $9 million in respect to the facility as at March 31, 2023.
New Second Lien Facility
On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June, 15 2027. The above-mentioned margin is comprised of

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill is either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. As at March 31, 2023, we have recognized exit fees of $6 million in respect to the facility.
Unsecured convertible notes
On emergence, as part of the Reorganization, we issued a $50 million unsecured convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Debt maturities
The outstanding debt as at March 31, 2023 (Successor) was repayable as follows, for the years ending December 31:

(In $ millions)	Term Loan	Second Lien	Convertible Note	Total repayments
2023	—	7	—	7
2024	—	10	—	10
2025	—	10	—	10
2026	184	10	—	194
2027	—	87	—	87
2028 and thereafter	—	—	50	50
Total debt principal and exit fee payments	184	124	50	358
Note 19 - Other liabilities
As at March 31, 2023 (Successor) and December 31, 2022 (Successor), other liabilities included the following:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Uncertain tax provisions	87	85
Accrued expenses	83	124
Contract liabilities	73	61
Unfavorable drilling contracts	64	70
Employee withheld taxes, social security and vacation payments	33	47
Taxes payable	26	29
Lease liabilities	8	9
Accrued interest expense	2	4
Other liabilities	58	67
Total other liabilities	434	496
Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Other current liabilities	252	306
Other non-current liabilities	182	190
Total other liabilities	434	496

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unfavorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheet are as follows:
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the three months ended March 31, 2023:

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	85	(15)	70
Amortization	—	(6)	(6)
As at March 31, 2023	85	(21)	64
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	66	(60)	6

Balance before reorganization and fresh start adjustments	66	(60)	6
Fresh Start accounting	19	60	79
As at February 22, 2022 (Predecessor)	85	—	85
As at February 23, 2022 (Successor)	85	—	85
Amortization	—	(3)	(3)
As at March 31, 2022 (Successor)	85	(3)	82
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible liabilities were recognized. For further information refer to Note 4 - ''Fresh Start accounting''. The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization".
The weighted average remaining amortization period for the unfavorable contracts is 33 months.
The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	Remainder of 2023	2024	2025	2026 and thereafter	Total
Amortization of unfavorable contracts	18	24	19	3	64
Note 20 - Leases
Current leasing arrangements
We have operating leases relating to our premises, for which we are the lessee. The most significant leases are for our offices in London, Liverpool, Stavanger, Houston, Rio de Janeiro, and Luanda. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.
We continue to lease three of our benign environment jackup rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar. On July 1, 2022 we commenced a lease for our benign environment floater, West Gemini, to our Sonadrill joint venture at a nominal charter rate. As a lessor we recognize the associated revenue over the lease term in accordance with Topic 842.
Sale and leaseback arrangements with SFL Corporation
Seadrill previously entered into sale and leaseback arrangements with SFL Corporation Ltd for three rigs, including the West Taurus semisubmersible rig in 2008, West Hercules semi-submersible rig in 2008, and the West Linus jackup rig in 2014. These arrangements were made through wholly owned subsidiaries of SFL, which at the time was a related party.
The West Taurus lease was rejected as part of the Chapter 11 proceedings in March 2021, and the rig was delivered back to SFL in May 2021.
On August 27, 2021, an amendment to the original West Hercules SFL charter was approved by the Bankruptcy Court, which removed the buy-back obligation and resulted in a deemed disposal of the West Hercules, with the recognition of an operating lease. The West Hercules concluded its contract on October 31, 2022, and was returned to SFL in December 2022.
In February 2022, Seadrill entered into an interim transition charter with SFL for the West Linus jackup rig, allowing Seadrill to operate

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
the rig until it was delivered back to SFL. An amended lease for the West Linus resulted in the recognition of a short-term operating lease, and the buy-back obligation was removed, resulting in a deemed disposal of the rig. The West Linus lease was terminated in September 2022, and the rig was delivered back to SFL on September 30, 2022.
For details of the accounting applied to these lease amendments, please refer to Note 3 - "Chapter 11". For details of Seadrill's liabilities previously recognized in respect of these leases, please refer to Note 24 - "Related party transactions".
Lease fair value and Chapter 11
In accordance with bankruptcy guidance, Seadrill follows specific guidance for assumed leases under ASC 842 and ASC 805. Liabilities and assets associated with assumed leases are recognized as of the date of emergence in accordance with the provisions of ASC 805. Leases are one of the limited exceptions to the fair value recognition and measurement principles under ASC 805. At emergence, assumed leases are remeasured using the remaining lease term (including consideration for any lessee options that are reasonably certain of exercise), the remaining lease payments, and the updated discount rate for the successor entity reflective of the new lease term. Additionally, under this guidance, the successor entity is required to retain the predecessor’s previous lease classification, unless the lease is modified.
Further, in accordance with ASC 805, Seadrill adjusted its acquired operating lease right-of-use ("ROU") assets to the amount of the corresponding lease liabilities, taking into account any favorable or unfavorable terms of the lease compared to market terms. To determine any favorable or unfavorable terms, Seadrill considered all the terms of the lease, including rent payments, options for renewal or termination, purchase options, and lease incentives. As part of its fresh-start valuation, Seadrill decreased the ROU asset by $9 million for the West Hercules and $13 million for the West Linus SFL bareboat charters due to off-market rental payments.
You may find further details of the adjustments recorded on fresh start accounting within Note 4 - "Fresh Start Accounting".
Lease liabilities (Short-term & Long-term)
In accordance with ASC 805, acquired operating lease liabilities should be measured as if they were new leases following the guidance under ASC 842 (e.g., reassessment of the lease term, incremental borrowing rate (“IBR”), lease payments, purchase options). Therefore, all assumed lease liabilities were measured at the present value of remaining lease payments discounted at the IBR of the successor on the date of remeasurement (i.e., the Effective Date).
Undiscounted cashflows of operating leases
For operating leases where we are the lessee, our future undiscounted cash flows as at March 31, 2023 are as follows:

(In $ millions)	Years Ended December 31:
Remainder of 2023	3
2024	2
2025	2
2026 and thereafter	3
Total	10
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at March 31, 2023 and December 31, 2022:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Total undiscounted cash flows	10	11
Less discount	(2)	(2)
Operating lease liability	8	9
Of which:
Current	3	3
Non-current	5	6
Total	8	9

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Supplementary lease information
The following table gives supplementary information regarding our lease accounting for the three months ended March 31, 2023 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the period February 23, 2022 through March 31, 2022 (Successor):

	Successor		Predecessor
(In $ million)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating lease cost:
Operating lease cost	1	6	4
Short-term lease cost	—	1	1
Total lease cost	1	7	5
Other information:
Cash paid for lease liabilities- operating cash flows	1	7	5
ROU assets obtained in exchange for lease liabilities	—	—	24
Weighted-average remaining lease term in months	49	17	22
Weighted-average discount rate	10%	9%	9%
Undiscounted cashflows under lessor arrangements
For operating leases where we are the lessor, our estimated future undiscounted cashflows as of March 31, 2023, were as follows. For avoidance of doubt, these estimates include future charter revenue from the rigs leased to Gulfdrill but do not include the future amortization of the liability recognized in respect of the Sonadrill arrangement.

(In $ millions)	Year ended December 31
2023	17
2024	14
2025	4
2026 and thereafter	—
Total	35
On July 1, 2022, Seadrill leased the West Gemini to the Sonadrill joint venture, until August 2024, at a nominal charter rate. At the commencement date of the charter agreement on July 1, 2022, Seadrill recorded an increase in its investment in Sonadrill equal to the fair value of the lease commitment. The offsetting entry was a liability representing the lease commitment, which is amortized as lease revenue over the anticipated lease term. Refer to Note 15 - "Investment in associated companies" for further details.
Refer to Note 8 – Other revenue for details of the revenues recorded in respect of the above leases.
Note 21 – Common shares
Share capital as at March 31, 2023 (Successor) and December 31, 2022 (Successor) was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ millions
As at January 1, 2022 and balance before reorganization and fresh start adjustments	100,384,435	$0.10	10
Cancellation of Predecessor equity	(100,384,435)	$0.10	(10)
Issuance of Successor common stock	49,999,998	$0.01	—
As at February 22, 2022 (Predecessor)	49,999,998	$0.01	—
As at February 23, 2022, March 31, 2022, December 31, 2022 and March 31, 2023 (Successor)	49,999,998	$0.01	—
Please refer to Note 3 - ''Chapter 11'' for further details on the changes to share capital.
In connection with the Aquadrill acquisition, Seadrill issued approximately 29.9 million shares to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Shares. Please refer to Note 28 – Subsequent events for further details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 22 – Accumulated other comprehensive income
Accumulated other comprehensive loss for the three month period ended March 31, 2023 were as follows:

(In $ millions)	Actuarial gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2023	2	—	—	2
Other comprehensive income	—	—	—	—
As at March 31, 2023	2	—	—	2
Accumulated other comprehensive income/(loss) for the periods from January 1, 2022 through February 22, 2022 (Predecessor) and February 23, 2022 through March 31, 2022, June 30, 2022 and December 31, 2022 (Successor) were as follows:

(In $ millions)	Actuarial (loss)/gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2022 (Predecessor)	(2)	(19)	6	(15)
Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of PES	—	21	(5)	16
Balance before reorganization and fresh start adjustments	(1)	—	—	(1)
Reset accumulated other comprehensive loss	1	—	—	1
As at February 22, 2022 (Predecessor)	—	—	—	—
As at February 23, 2022 (Successor)	—	—	—	—
Other comprehensive income	—	—	—	—
As at March 31, 2022 (Successor)	—	—	—	—
Note 23 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - "Current expected credit losses".
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, Credit Agricole and BTG Pactual. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 24 - "Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage our floating rate debt risk through the use of a derivative agreement. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR and, since then, have closed out 92% of this cap. Following Chapter 11 restructuring and prepayments of our external debt facilities, the notional amount now covered by the cap is $346 million. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.8770% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at March 31, 2023 was 5.19271%.
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Bond is referenced to 3-month US LIBOR and has fallback provisions for reference rate benchmark changes.
Note 24 – Related party transactions
As of March 31, 2023, our major related parties were affiliated companies over which we held significant influence. They included the Sonadrill and Gulfdrill joint ventures and, until February 24, 2023, when we disposed of our remaining 35% interest in Paratus Energy Services Ltd. ("PES"), PES and SeaMex. PES owns 100% of SeaMex, which was also a related party until February 24, 2023, and a 50% interest in Seabras Sapura, which was also a related party for periods before January 2022.
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties also included companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased, and as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include SFL, Northern Ocean, Northern Drilling, Archer, Frontline, and Seatankers.
In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Management fees revenues (a)	57	14	12
Reimbursable revenue (b)	7	1	3
Lease revenue (c)	7	3	4
Other (d)	3	—	—
Total related party operating revenues	74	18	19
(a) Seadrill has provided management and administrative services to Sonadrill, SeaMex, and PES, and operational and technical support services to SeaMex and Sonadrill. These services were charged to our affiliates on a cost-plus mark-up or dayrate basis. Following the disposal of our remaining 35% equity interest in PES on February 24, 2023, PES and SeaMex are no longer related parties of Seadrill and any revenue earned subsequent to that date has been excluded from the above results.
(b) We recognized reimbursable revenues from Sonadrill for project work on the Libongos, Quenguela, and West Gemini rigs.
(c) Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
(d) On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as other revenue, on a straight-line basis, over the lease term.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
West Hercules lease (e)	—	—	(3)
Total related party operating expenses	—	—	(3)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(e) Seadrill incurred operating lease expense related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Refer to Note 20 - ''Leases'' for further details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Trading and other balances (f)	20	28
Allowance for expected credit losses (g)	(1)	(1)
Total related party receivables	19	27
Of which:
Amounts due from related parties - current	19	27
Amounts due from related parties - non-current	—	—
(f) Trading and other balances primarily comprise receivables from Sonadrill and Gulfdrill, and as at December 31, 2022, SeaMex and PES for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(g) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 5 - ''Current expected credit losses'' for further information.
The below table provides an analysis of the receivable balance by counterparty:

(In $ millions)	As at March 31, 2023	As at December 31, 2022
Sonadrill	20	17
Gulfdrill	—	9
PES / SeaMex	—	2
Gross amount receivable	—	28
Less: CECL allowance	(1)	(1)
Receivable net of CECL allowance	19	27
Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees would be called.
Note 25 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as of March 31, 2023 (Successor).
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the “Claimant”) filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. We do not believe that the Claimant is entitled to the fee claimed and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Oro Negro
The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V ("Oro Negro"), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court. The complaint proceedings had been stayed since March 2020, and the stay was due to continue until the first to occur of April 6, 2023 or a purchase is agreed. On April 6, 2023, Oro Negro filed a stipulation and order withdrawing the complaint in full, without prejudice. As withdrawal of the complaint is without prejudice, Oro Negro retains the ability to re-file a future claim against some or all of the defendants. Seadrill intends to continue to vigorously defend against the claims Oro Negro asserts.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency ("NMASA") with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2% of their contract value and remit the same to NMASA and SMUNL was required to register for Cabotage with NMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. SMUNL filed an urgent notice of appeal to the Court of Appeal in July 2019 together with a request for an injunction restraining the authorities from any enforcement of the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos, we anticipate a decision within three to five years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows.
Lava Jato
The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme.
On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. At this time, Seadrill understands that this investigation has been closed.
Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.
Any other material disputes or litigation
During the course of the preceding 12 months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of March 31, 2023, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2022:$1.1 billion), in the aggregate, across the three rigs operating in the joint venture on three active and one future contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2022: $100 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 26 – Fair value of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at March 31, 2023 and December 31, 2022 are as follows:

	As at March 31, 2023		As at December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Liabilities
First Lien Senior Secured (Level 3)	194	184	195	184
Second Lien Senior Secured (Level 3)	124	124	284	284
Unsecured Convertible note - debt component (Level 3)	48	50	46	50
Financial instruments categorized as level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the first and second lien senior notes and an unsecured convertible bond. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility.
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry. The conversion option was recorded in equity at the point the bond was issued and, therefore, has not been included in the table above.
Our cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at March 31, 2023 and December 31, 2022 are as follows:

	As at March 31, 2023		As at December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	376	376	480	480
Restricted cash (Level 1)	115	115	118	118
Interest rate cap derivative (Level 2)	2	2	5	5
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Level 2 fair value measurements
The fair value of the interest rate cap as at March 31, 2023 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.
Note 27 – Discontinued operations
The table below shows the loss from discontinued operations:

	Successor		Predecessor
(In $ millions)	Three months ended March 31, 2023	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
NSNCo	—	—	(4)
Jackup Sale	—	—	(29)
Total loss from discontinued operations	—	—	(33)
Basic LPS: discontinued operations ($)	—	—	(0.33)
Diluted LPS: discontinued operations ($)	—	—	(0.33)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Disposal of interest in Paratus Energy Services Ltd.
Paratus Energy Services Ltd. ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 3 - "Chapter 11".
The sale represented a strategic shift in Seadrill's operations which had a major effect on its operations and financial results going forward and therefore we reclassified PES as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. The net gain on sale, which is reported within Other financial items in our income statement, and the sale proceeds, which is reported in our statement of cash flows, are summarized further in the table below:

(In $ millions)	Gain on sale
Initial purchase price	43
Lender incentive fee	1
Total consideration	44
Less: Book value of PES investment	(31)
Less: Management Incentive Fee intangible	(13)
Gain on disposal	—
In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
For further information on Seadrill's comprehensive restructuring, including the sale of the 65% interest in Paratus Energy Services, please refer to Note 3 - "Chapter 11".
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
In December 2022, Seadrill had received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We reported an accounting gain on sale through discontinued operations of $276 million in the fourth quarter of 2022. The final sale consideration and accounting gain remain subject to further adjustment for certain indemnities and warranties provided to ADES through the sale.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business, previously included within our Jackup segment, as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.
The sale completed on October 18, 2022. As such there are no assets held for sale, or liabilities associated with assets held for sale, on the period ended March 31, 2023 and December 31, 2022 balance sheets.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Major classes of line items constituting profit/(loss) of discontinued operations:
The table below summarizes the profit and loss statement for the KSA Business for periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by the KSA Business during these periods was reported through the discontinued operations line item.

	Successor		Predecessor
(In $ millions, except per share data)	Three months ended March 31, 2022	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	—	13	18
Total operating revenues	—	13	18
Operating expenses
Vessel and rig operating expenses	—	(7)	(10)
Selling, general and administrative expenses	—	(1)	(1)
Depreciation and amortization	—	(3)	(4)
Amortization of intangibles	—	(1)	—
Costs associated with disposal	—	—	—
Total operating expenses	—	(12)	(15)
Operating profit	—	1	3
Financial and other non-operating items
Interest expense	—	—	—
Reorganization items	—	—	(32)
Other financial items	—	—	—
Net profit/(loss) before tax from discontinued operations	—	1	(29)
Income tax expense	—	(1)	—
Net profit/(loss) after tax from discontinued operations	—	—	(29)
The table below summarizes the profit and loss statement for PES during periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by PES during these periods was reported through the discontinued operations line item.

	Successor	Predecessor
(In $ millions, except per share data)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	—	12
Total operating revenues	—	12
Operating expenses
Operating expenses	—	(8)
Total operating expenses	—	(8)
Operating profit	—	4
Financial and other non-operating items
Interest income	—	—
Interest expense	—	(4)
Share in results from associated companies (net of tax)	—	(1)
Loss on impairment of investments	—	—
Loss impairment of convertible bond from related party	—	—
Other financial items	—	(2)
Total financial items	—	(7)
Net profit/(loss) before tax	—	(3)
Income tax benefit/(expense)	—	(1)
Net profit/(loss) after tax	—	(4)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 28 – Subsequent events
Aquadrill acquisition
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023 (the “Closing Date”), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares.
As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. As of the date of this report, Seadrill (i) owns 12 floaters (including seven 7th generation drillships, three 6th generation drillships, and two benign environment semi-submersible units), three harsh environment rigs, four benign jackups and three tender-assisted rigs and (ii) manages seven additional rigs under management service arrangements with Sonadrill and SeaMex. On March 14, 2023, we provided SeaMex Holdings with a termination notice regarding the SeaMex MSA which will terminate effective September 10, 2023.
As previously disclosed, the Board of Directors viewed the following factors, among others, as generally favorable in its determination and approval of the Merger: (A) the combined company is expected to (i) be in a position to serve a broader range of customers, (ii) have a more substantial presence in the offshore drilling market, (iii) take on Aquadrill drilling units without taking on a substantial cost structure, (iv) have a diversified portfolio of contract coverage and (v) given the extensive history between Aquadrill and Seadrill, be positioned to rapidly integrate the two businesses, and (B) the Seadrill management team’s familiarity with the business, assets and competitive position of Aquadrill.
The Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill anticipated to be the accounting acquirer. Under this method, the purchase consideration in the Merger will reflect the Shares issued in connection with the Merger, as described above. The issuance of these Shares was recorded at a fair value of $1.2 billion on the Closing Date, measured with reference to Seadrill’s closing Share price of $41.6 on that day. Concurrently, the assets acquired, and liabilities assumed, were recorded on Seadrill’s consolidated balance sheet at their respective fair values. Following the Closing Date, Seadrill will reflect the results, cashflows, and financial position of Aquadrill through its financial statements.
Management has not yet finalized the fair value assessment of the identified assets acquired, and liabilities assumed, of Aquadrill at the Closing Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: May 23, 2023
	By:	/s/ Grant Creed Name: Grant Creed Title: Principal Financial Officer of Seadrill Limited